Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Six Months Ended June 30,			Years Ended December 31,
	2011	2010		2010		2009	2008	2007		2006
Earnings to Fixed Charges:
Earnings:
Income from continuing operations	$(14,151)	$30,869		$26,924		$5,317	$(249,536)	$184,935		$246,839
Equity earnings	—	(8,146)		(8,146)		(72,126)	(56,356)	(83,136)		(86,196)
Fixed charges	126,137	66,669		173,003		153,181	154,347	162,893		153,765
(1) Amortization of capitalized interest	—	—		—		—	—	—		—
Distributed income of equity investees	—	1,910		1,910		60,136	19,579	70,570		82,603
Guranteed pre-tax losses of equity investees	—	—		—		—	—	—		—

Additions	111,986	91,302		193,691		146,508	(131,966)	335,262		397,011

Capitalized interest	—	—		—		378	37,667	18,060		7,481
Dividends on preferential securities	—	—		—		—	—	—		—
Noncontrolling interest in pre-tax income of subsidiaries	—	—

Subtractions	—	—		—		378	37,667	18,060		7,481

Earnings	111,986	91,302		193,691		146,130	(169,633)	317,202		389,530

Fixed Charges:
Interest expensed	123,985	63,657		168,699		146,830	110,146	137,573		145,545
Interest capitalized	—	—		—		378	37,667	18,060		7,481
(2) Amortization of debt issuance costs	—	—		—		—	—	—		—
(3) Interest component of rental expense	2,152	3,012		4,304		5,973	6,534	7,260		739
Dividend requirements on preferential securities	—	—		—		—	—	—

Fixed Charges	126,137	66,669		173,003		153,181	154,347	162,893		153,765

Ratio of earnings to fixed charges		1.4	x	1.1	x			1.9	x	2.5	x

Deficiency of earnings to fixed charges	$(14,151)	$—		$—		$(7,051)	$(323,980)	$—		$—

(1)	Included in interest expense, and therefore in the fixed charge add back
(2)	Included in interest expense
(3)	Assumed to be the one-third estimate used in the indenture calculations, as all leases are operating, and don’t have a prescribed interest factor.